EXHIBIT NO. 20.1





FOR IMMEDIATE RELEASE

April 3, 1995

FOR MORE INFORMATION:
Ira Nathanson
708/320-4463 or
Bob Schuerings (Kemper Corporation)
708/320-4808

Janice Kalmar (Kemper Securities)
312/574-6151



KEMPER TO DIVEST BROKERAGE BUSINESS
IN ESOP AND STOCKHOLDER DIVIDEND TRANSACTION

     LONG GROVE, IL (April 3) -- Kemper Corporation (NYSE: KEM) today announced it has approved a plan to divest the company's securities brokerage segment in a transaction that would sell majority ownership of the nation's 10th largest securities brokerage firm to its employees.
     In the proposed transaction, a Kemper Securities employee stock ownership plan (ESOP) would purchase for cash an approximate 55 percent interest in the brokerage unit. Approximately 44 percent of the unit would be spun-off to Kemper Corporation stockholders as stock in a new publicly held/publicly traded company. The final 1 percent interest would be issued to Kemper Securities management in the form of nonvoting common stock.
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     The ESOP is expected to pay Kemper approximately $72 million for the 55 percent interest. The value derived by Kemper Corporation stockholders who will receive 44 percent of the brokerage firm in a property dividend would be determined when the stock of the new firm begins to trade publicly later this year.
     Kemper Corporation anticipates the impact of the transaction on 1995 earnings to be a loss on discontinued operations of approximately $70 million, net of certain tax benefits. It expects stockholders' equity to decline by approximately $127 million, attributable in part to the direct dividend to stockholders.
     As part of the transaction, Kemper would convert to equity all intercompany debt owed by the securities brokerage segment, purchase certain illiquid securities at fair value and retain four litigation matters, none of which is expected to have a material effect on Kemper Corporation.
     "This innovative transaction clearly serves the best interests of Kemper Corporation stockholders. We believe it represents the most efficient and economically attractive way to realize value now from the brokerage segment while at the same time providing stockholders with an opportunity to participate directly in the future growth of a financially restructured and strengthened securities firm," said David
B. Mathis, chairman and chief executive officer of Kemper Corporation.
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     "Kemper has been actively considering alternatives with regard to its operating units for several months. This planned sale of the brokerage unit is an outgrowth of this ongoing process. Our goal is to conclude this process as rapidly as possible," he said.
     The operating companies to be included in the transaction are Kemper Securities, Inc., Kemper Clearing Corp. and Beta Systems Inc.
     Kemper Securities' management will remain in place. James R. Boris will continue as chairman and chief executive officer and
Stephen G. McConahey as president and chief operating officer.
     "This transaction provides a unique opportunity for all of our employees to share in the firm's ownership and wealth building potential," Boris said. "It also allows the management team to implement its vision of building the nation's premier superregional securities brokerage firm, emphasizing our regional roots and commitment to service excellence."
     Boris said the new entity will have an improved capital position, be debt-free, excluding bank financing for the ESOP loan and working capital, and will have significantly higher earnings potential. He expects the new company will continue its solid relationships with the Kemper Corporation asset management and life insurance units and continue to provide an important ongoing channel of distribution for Kemper products.
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     The transaction is subject to regulatory approval.  The ESOP financing is to be provided by a syndicate of banks. The company expects the transaction to close in approximately 90 days, at which time Kemper Securities would change its name. The property dividend record and payment dates for Kemper Corporation stockholders also will be announced at a future date.
     Kemper Corporation is a holding company with principal subsidiaries in asset management, life insurance and securities brokerage.
     Based in Chicago, Kemper Securities is the nation's 10th largest securities brokerage firm with nearly 1,300 investment consultants in 27 states.